May 20, 2013

Via EDGAR (form type label CORRESP)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Novo Nordisk A/S
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed February 6, 2013
Form 6-K
Filed February 6, 2013
File No. 333-82318

Dear Mr. Rosenberg,

By letter dated May 7, 2013, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our response letter dated April 5, 2013. In response to your comments and on behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to those comments and supplementary information as indicated below. For ease of reference, we have repeated your comments prior to our responses.

Form 6-K Filed February 6, 2013: Annual Report 2012

Consolidated Financial Statements
Statement of cash flows for the year ended 31 December 2012, 2011 and 2010, page 58

SEC Comment #1:

Please refer to your response to comment 1. We are unable to agree with your assertion that the presentation of the non-IFRS measures free cash flow and financial resources are not subject to the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. The support provided in your response for this position was that these measures are required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in your financial statements, namely through analogy to IAS 1, paragraph 85. As noted in our Compliance and Disclosure Interpretation 106.01 on Non-GAAP Financial Measures, the reference in the Note to paragraph (e) of Item 10 to “expressly permitted” means that the particular measure is clearly and specifically identified by the GAAP used by the company. The measures you cite are not clearly and specifically identified in IFRS as issued by the IASB. As the C&DI notes, the context of “expressly permitted” also contemplates (1) published views of the primary securities regulator in your home country or jurisdiction or members of the regulator's staff or (2) a letter from such regulator or its staff to you indicating the acceptance of the presentation of the measures on the face of the statement of cash flows or in the notes thereto. Your response suggests that such published views do not exist and that you do not have such a letter. Please tell us if our understanding is correct. If it is, then in these circumstances, we are unable to agree with your assertion that the presentation of the non-IFRS measures free cash flow and financial resources are not subject to the prohibition in Item 10(e)(1)(ii)(C). Please amend your filing to remove the financial resources and free cash flow information from the face of the statement of cash flows and do not disclose these non-IFRS measures in the accompanying notes. We do not, however, object to your use of these measures outside of the financial statements as long as you continue to provide the information required by Item 10(e)(1)(i) of Regulation S-K. If you amend your financial statements in a Form 6-K, please amend your 2012 Form 20-F to include reference to the Form 6-K containing your amended Annual Report.

Our response

The laws and rules that govern the securities regulation in Denmark are highly influenced by the EU directives in this area. The most important regulation governing Danish securities law consists of the Danish Securities Trading Act (in Danish: “Værdipapirhandelsloven”), the Danish Financial Businesses Act (in Danish: “Lov om Finansiel Virksomhed”), the Danish Companies Act (in Danish: “Selskabsloven”) and the Danish accounting regulation in the Danish Financial Statements Act (in Danish: “Årsregnskabsloven”).

The supervisory authority in Denmark is divided between two separate primary regulators. The Danish Financial Supervisory Authority (the “Danish FSA” or in Danish: “Finanstilsynet”) supervises the financial institutions and has the authority to make certain decisions with regards to their activities. The Danish Business Authority (in Danish: “Erhvervsstyrelsen”), has the authority to conduct enforcement activities related to the Danish Company Laws and is mandated to enforce the regulations in the Danish Securities Trading Act regarding financial information in annual and interim financial reports by issuers with Denmark as their home country. This authority is expressly mandated in Article 83(2) of the Danish Securities Trading Act. Thus, the Danish Business Authority is the primary regulator in Denmark responsible for establishing and supervising the IFRS accounting practices of non-financial institutions, such as the Company. Please refer to Appendix A for a statement by Gorrissen Federspiel, a Danish corporate law firm.

We have discussed the Staff’s comment to our disclosure of non-IFRS measures in the Annual Report with the Danish Business Authority. In a letter to Novo Nordisk dated May 17, 2013 (the “Letter”), the Danish Business Authority has confirmed its explicit acceptance of the presentation of non-IFRS measures in the consolidated financial statements. It is also the view of the Danish Business Authority that Novo Nordisk A/S, when preparing its Annual Report in compliance with IFRS, can include non-IFRS measures in the consolidated financial statements as long as it is clearly stated in the Annual Report, that the measure is not a measure required by IFRS. In the opinion of the Danish Business Authority, “…Novo Nordisk A/S has clearly stated in the consolidated cash flow statement for 2012 that the included measures, financial resources and free cash flow, are not required by IFRS and that they are not defined in IFRS.” Please refer to Appendix B for a copy of the Letter.

Thus, in response to the Staff’s comment, we respectfully submit that it is Management’s assessment that the filing complies with Item 10(e)(1)(ii)(C) of Regulation S-K in light of Compliance and Disclosure Interpretation 106.01 on Non-GAAP Financial Measures, and that no amendment is required.

Statement of changes in equity at 31 December 2012 and 2011, page 59

SEC Comment #2:

Please refer to your response to comment 2. We do not agree that the filing complies with the requirements as defined by Item 3-04 of Regulation S-X since it does not include an analysis in the form of a reconciliation of the beginning balance for stockholders' equity to the ending balance for each period for which an income statement is required to be filed. Please amend your filing to present your statement of changes in equity for 2010.

Our response

In response to the Staff’s comment, we confirm that we intend to amend our 2012 Form 20-F filing for the fiscal year ended December 31, 2012 to present a full set of financial statements, including the consolidated statement of changes in equity for 2010. The consolidated statement of changes in equity for 2010 is unchanged compared to the statement included in our Annual Reports on Form 6-K incorporated by reference into our 2010 Form 20-F and 2011 Form 20-F/A, and will be included in the financial statements of the 2012 Form 20-F/A  as follows:

	Share capital	Treasury shares	Retained earnings	Other reserves				Total
				Exchange rate Adjust-ments	Deferred gain/(loss) on cash flow hedges	Tax and other adjust-ments	Total other reserves
DKK million

2010
Balance at the beginning of the year	620	(32)	34,435	271	393	47	711	35,734
Net profit for the year			14,403					14,403
Other comprehensive income for the year, net of tax				300	(1,065)	350	(415)	(415)
Total comprehensive income for the year			14,403	300	(1,065)	350	(415)	13,988

Transactions with owners, recognised directly in equity:
Dividends			(4,400)					(4,400)
Share-based payments			463					463
Purchase of treasury shares		(20)	(9,478)					(9,498)
Sale of treasury shares		4	674					678
Reduction of the B share capital	(20)	20						0
Balance at the end of the year	600	(28)	36,097	571	(672)	397	296	36,965

In addition, in future filings of our Annual Report on Form 6-K incorporated by reference into our Form 20-F, we will present changes in equity for the three most recent fiscal years on the face of the statement of changes in equity.

Note 2.4: Income and deferred income taxes, page 67

SEC Comment #3:

Please refer to your response to comment 3. Please include the additional proposed disclosures that you provided in your response in your amended filing.

Our response

In response to the Staff’s comment, we confirm that we intend to amend our 2012 Form 20-F filing for the fiscal year ended December 31, 2012 to expand our disclosure on adjustments to income and deferred income taxes in note 2.4 to the consolidated financial statements, by including the following additional disclosure:

Income taxes expensed
DKK million	2012	2011	2010

Current tax on profit for the year	6,001	4,534	3,477
Deferred tax on profit for the year	645	257	495
Tax on profit for the year	6,646	4,791	3,972
Adjustments recognised for current tax of prior periods	4,042	277	504
Adjustments recognised for deferred tax of prior periods	(4,309)	(240)	(593)
Income taxes in the Income statement	6,379	4,828	3,883

In 2012, adjustments caused by events that occurred in the current year related to current and deferred tax of prior periods predominantly arise from tax payments on tax disputes related to transfer pricing and reversal of associated tax liability recognised in prior periods.

* * * * *

Finally, in responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, you are welcome to contact Lars Green, Senior Vice President of Corporate Finance, at (+45) 4442 7974 or myself at (+45) 4442 3295.

Sincerely,

/s/ Jesper Brandgaard

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer

Cc:
Mr. Lars Rebien Sørensen, President and Chief Executive Officer, Novo Nordisk
Mr. Hannu Ryöppönen, Chairman of the Audit Committee, Novo Nordisk

Appendices:
Appendix A: Statement by Gorrissen Federspiel on the securities regulation in Denmark
Appendix B: Letter from the Danish Business Authority

Appendix A:
Statement by Gorrissen Federspiel on the securities regulation in Denmark

Under Danish law accounting and securities matters relating to listed companies are dealt with in accordance with:

1) the Danish Companies Act, where the primary regulator is the Danish Business Authority (Erhvervsstyrelsen),

2) the Danish Financial Statements Act, where the primary regulator is the Danish Business Authority (Erhvervsstyrelsen) on its own behalf and to some extent as secretariat for the Danish Financial Council (Det Finansielle Råd), and

3) the Danish Securities Trading Act, where the primary regulator is the Danish FSA (Finanstilsynet).

Besides the above legislation listed companies are also governed by listing rules issued by the local stock exchange – Nasdaq OMX Copenhagen.

For a non-financial listed company the Danish FSA does not review annual accounts published by the relevant company.  The Danish FSA will not investigate or enforce IFRS compliance or similar substantive matters but only make sure that the reporting rules are complied with meaning that the Danish FSA will check compliance with timing, presentation and form – and thereby not check content and compliance with accounting requirements. For a non-financial company like Novo Nordisk A/S the Danish FSA will not be considered the “primary regulator” in relation to accounting issues. This follows from Article 83, Section 2 of the Danish Securities Trading Act.

All accounting matters for Novo Nordisk A/S are being dealt with by the Danish Business Authority which is carrying out enforcement activities in relation to the official accounts and their contents. The Danish Business Authority operates as the primary Danish regulator in this respect in its direct function and as secretariat for the Danish Financial Council. As such, the Danish Business Authority is the standard-setter and is responsible for establishing and supervising the accounting practice (IFRS) for the non-financial companies.

Best regards

/s/ Klaus Søgaard

Klaus Søgaard
Partner, LL.M.

H. C. Andersens Boulevard 12, 1553 Copenhagen V, Denmark
T +45 33 41 41 41   D +45 33 41 42 56    M +45 40 42 94 84
ks@gorrissenfederspiel.com    www.gorrissenfederspiel.com

Appendix B:
Letter from the Danish Business Authority

Novo Nordisk A/S
Att.: Senior Vice President Lars Green
Novo Allé
2880 Bagsvæ rd

Inclusion of non-IFRS measures in the annual report for 2012 for Novo Nordisk A/S, Company Registration Number 24 25 67 90

Introduction
The Danish Business Authority has received a request dated May 14, 2013 from Novo Nordisk A/S regarding non-IFRS measures in the annual report for 2012.

The Danish Business Authority is conducting the inspection of the annual and interim reports from the listed companies in Denmark (except banks and insurance companies etc.), as stated in the Danish Financial Statements Act (årsregnskabsloven) paragraph 159 a, and Securities Trading etc. Act (lov om værdipapirhandel m.v.) paragraph 83 a (2).

The consolidated financial statements for 2012 for Novo Nordisk A/S have been prepared in accordance with IFRS as adopted in the EU. Additional Danish disclosure requirements for annual reports for listed companies are also taken into account. The consolidated financial statements are also prepared in accordance with IFRS as issued by International Accounting Standards Board (IASB). The financial statements for Novo Nordisk A/S (separate accounts for the parent company) have been prepared in accordance with the Danish Financial Statements Act.

Opinion
Any information disclosed in the financial statements must fulfil the qualitative characteristics as defined in the conceptual framework for financial reporting.

It is our opinion, that Novo Nordisk A/S has clearly stated in the consolidated cash flow statement for 2012 that the included measures, financial resources and free cash flow, are not required by IFRS and that they are not defined in IFRS. On the face of the consolidated cash flow statement it is also stated on which page in the financial statements the measures are defined and how the measures are calculated. It is also stated in the notes to the annual report that other companies can calculate the same measures differently why users of the annual report cannot compare these measures with other companies’ measures.

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It is the view of the Danish Business Authority that Novo Nordisk A/S use of alternative performance measures is not contradictory to the Recommendation on Alternative Performance Measures that CESR published in October 2005.

It is also the view of the Danish Business Authority that Novo Nordisk A/S, when using IFRS, can include non-IFRS measures in the annual financial statements as long as it is clearly stated in the annual report, that the measure is not a measure required by IFRS and the information fulfil the qualitative characteristics as defined in the conceptual framework for financial reporting.

Based on the above the Danish Business Authority confirms that:

(i)    it concurs with the conclusion of Novo Nordisk A/S that it is permitted to present the aforementioned items in the consolidated financial statements, and
(ii)   that the additional information disclosed in connection to the cash flow statement is not violating any Danish requirements for financial reporting.

Request from Novo Nordisk A/S
The request from Novo Nordisk A/S regards the inclusion of non-IFRS measures in the consolidated financial statements. Novo Nordisk A/S has received a request from the Securities and Exchange Commission (SEC) regarding the annual report for 2012. The SEC staff has informed Novo Nordisk A/S that the presentation of two measures, financial resources and free cash flow, on the face of the consolidated cash flow statement is in conflict with the prohibition on the inclusion of non-GAAP measures set forth in the applicable SEC rules.

SEC has also stated that there is an exception to such prohibition if the Danish Business Authority explicitly has accepted such presentation - either by a published view of regarding this matter or as a letter from the Danish Business Authority to Novo Nordisk A/S indicating the acceptance of the presentation in the consolidated cash flow statement.

Therefore Novo Nordisk A/S has addressed the Danish Business Authority regarding whether we accept that non-IFRS measures can be included in the financial statements.

Novo Nordisk A/S has stated that the non-GAAP measures are included to create transparency between long-term financial targets, key figures in the management’s review and the consolidated financial statements.

Novo Nordisk A/S explain that they have given the non-GAAP measures for investors to understand the financial strength and ability to generate cash because it is information Novo Nordisk A/S uses when evaluating

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the financial performance and when management are making financial, strategic and operational decisions.

Furthermore, Novo Nordisk A/S refers to the Recommendation on Alternative Performance Measures issued by the Committee of European Securities Regulators in October 2005.

Description of the Danish regulation
According to the IFRS Regulation (1606/2002/EF of July 19, 2002) the listed companies in EU have to apply IFRS as adopted in the EU when preparing their consolidated accounts.

There are no differences between IAS 7 as adopted in EU and IAS 7 issued by IASB.

IFRS states which information is to be disclosed in the financial statements. However, there is nothing in IFRS which prevents the listed companies from disclosing additional financial information in the financial statements.

IFRS are principle-based standards and it would often seem inherent to give further information than demanded in the standards.

It is of course a prerequisite that the ordinary quality requirements in IFRS are fulfilled – for all disclosures. The information must therefore fulfil the qualitative characteristics as defined in the conceptual framework for financial reporting.

It is the Danish Business Authority’s opinion, that it is generally accepted among the regulators and enforcers of IFRS that the companies can include further financial information in the financial statements than required by IFRS. It can be additional descriptions, but also measures that are important to understand the operations of the company or how it is managed. These measures can be an expression for the goals that the companies are keeping track of. For example it can be key performance indicators like EBIT or EBITDA. These measures – EBIT and EBITDA – are not defined in IFRS.

The additional descriptions in annual reports are normally not controversial, but the presentation of additional key performance indicators can be more problematic, because they are not generally acknowledged. Under some circumstances they can also give another view of the actual financial situation and progress in the company than the information given in accordance with IFRS are showing.

As referred to by Novo Nordisk A/S in their request of May 14, 2013, the Committee of European Securities Regulators (CESR) issued some Recommendations on Alternative Performance Measures in October

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2005. These recommendations are allowing a presentation of such non-IFRS performance measures.

These recommendations are very useful guidance and are supported by the Danish Authorities1, but are not incorporated into Danish Law.

There are no specific legal requirements in Denmark which prohibits Novo Nordisk A/S from giving more disclosures, including alternative performance measures, on the face of the consolidated cash flow statement or in the notes.

Closing remarks
In case you have any questions regarding this matter, please feel free to contact me.

Yours sincerely,

/s/ Jan-Christian Nilsen

Jan-Christian Nilsen
Chief Advisor
Tel. direct +45 3529 1369
E-mail JanNil@erst.dk

1 The Danish Business Authority and the Danish Financial Supervisory Authority